Exhibit 2.1

Execution Copy

ASSET PURCHASE AGREEMENT

by and among

Global Healthcare Exchange, LLC,

Global Healthcare Exchange, Inc.

and

I-many Validation Corporation

January 5, 2008

TABLE OF CONTENTS

ARTICLE I ASSET PURCHASE		1

1.1	Purchase and Sale of Assets; Assumption of Liabilities	1
1.2	Purchase Price and Related Matters	1
1.3	The Closing	3
1.4	Deferred Revenue Adjustmen	4
1.5	Consents to Assignment	5
1.6	Further Assurances	5

ARTICLE II REPRESENTATIONS AND WARRANTIES OF THE SELLERS		5

2.1	Organization, Qualification and Corporate Power	6
2.2	Authority	6
2.3	Noncontravention	7
2.4	Pro Forma Income Statements	7
2.5	Absence of Certain Changes	7
2.6	Undisclosed Liabilities	8
2.7	Tax Matters	8
2.8	Tangible Personal Property	9
2.9	Real Property	9
2.10	Intellectual Property	9
2.11	Contracts	12
2.12	Litigation	13
2.13	Employment Matters	14
2.14	Employee Benefits	14
2.15	Environmental Matters	14
2.16	Legal Compliance	15
2.17	Permits	15
2.18	Business Relationships with Affiliates	15
2.19	Brokers’ Fees	15
2.20	Warranties	15
2.21	Customers and Suppliers	15
2.22	Disclosure	15

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE BUYER		16

3.1	Organization	16
3.2	Authority	16
3.3	Noncontravention	16
3.4	Litigation	17
3.5	Financing	17

ARTICLE IV PRE-CLOSING COVENANTS		17

4.1	Closing Efforts	17

-i-

TABLE OF CONTENTS, continued

4.2	Operation of Business	17
4.3	Access	18
4.4	Exclusivity	19
4.5	Notice of Breach	19
4.6	Offers of Employment	19

ARTICLE V CONDITIONS PRECEDENT TO CLOSING		19

5.1	Conditions to Obligations of the Buyer	19
5.2	Conditions to Obligations of the Sellers	20

ARTICLE VI INDEMNIFICATION		21

6.1	Indemnification by the Sellers	21
6.2	Indemnification by the Buyer	21
6.3	Claims for Indemnification	21
6.4	Survival	23
6.5	Limitations	23
6.6	Treatment of Indemnification Payments	24

ARTICLE VII TAX MATTERS		24

7.1	Cooperation on Tax Matters; Tax Audits	24
7.2	Termination of Tax Sharing Agreements	25

ARTICLE VIII TERMINATION		25

8.1	Termination of Agreement	25
8.2	Effect of Termination	26

ARTICLE IX OTHER POST-CLOSING COVENANTS		26

9.1	Access to Information; Record Retention; Cooperation	26
9.2	Covenant Not to Compete	27
9.3	Use of Name for Transition Period	28
9.4	Use of Retained Marks in Transferred Technology	28
9.5	Certain Payments	28
9.6	Payment of Assumed Liabilities	29

ARTICLE X DEFINITIONS		29

ARTICLE XI MISCELLANEOUS		37

11.1	Press Releases and Announcements	37
11.2	No Third Party Beneficiaries	37
11.3	Action to be Taken by Affiliates	37

-ii-

TABLE OF CONTENTS, continued

11.4	Entire Agreement	37
11.5	Succession and Assignment	37
11.6	Notices	38
11.7	Appointment of GHX LLC as Attorney-in-fact of GHX Inc., etc	39
11.8	Amendments and Waivers	39
11.9	Severability	39
11.10	Expenses	39
11.11	Specific Performance	39
11.12	Governing Law	40
11.13	Submission to Jurisdiction	40
11.14	Construction.	40
11.15	Foreign Exchange Conversions	40
11.16	Waiver of Jury Trial	41
11.17	Incorporation of Exhibits and Schedules	41
11.18	Counterparts and Facsimile Signature	41

-iii-

TABLE OF SCHEDULES AND EXHIBITS

Schedules:

Disclosure Schedule

Schedule 1.1(e)	Excluded Liabilities
Schedule 4.3	Representatives of the Buyer
Schedule 5.1(e)	Required Consents and Governmental Filings
Schedule 5.2(e)	Required Release
Schedule 10(a)	Acquired Assets

Exhibits:

Exhibit A	–	Form of Bill of Sale
Exhibit B	–	Form of Copyright Assignment
Exhibit C	–	Form of Assumption Agreement
Exhibit D	–	Form of Transition Services Agreement
Exhibit E	–	Form of Letter Agreement
Exhibit F	–	Business Employee Retention Plan
Exhibit G-1	–	Certain Customers – 1
Exhibit G-2	–	Certain Customers – 2

PURCHASE AND SALE AGREEMENT

This ASSET PURCHASE AGREEMENT (the “Agreement”) is entered into as of January 5, 2008 among Global Healthcare Exchange, LLC, a Delaware limited liability company (“GHX LLC”), Global Healthcare Exchange, Inc., a Delaware corporation (“GHX Inc.” and, together with GHX LLC, the “Sellers”) and I-many Validation Corporation, a Delaware corporation (the “Buyer”). The Sellers and the Buyer are referred to collectively herein as the “Parties.”

INTRODUCTION

1. The Sellers are engaged, among other matters, in the Business.

2. The Buyer desires to purchase from the Sellers, and the Sellers desire to sell to the Buyer, certain assets of the Sellers relating to the Business as described herein, subject to the assumption of specified liabilities and upon the terms and subject to the conditions set forth herein.

3. Capitalized terms used in this Agreement shall have the meanings ascribed to them in Article X.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt of which is hereby acknowledged, the Parties agree as follows:

ARTICLE I

ASSET PURCHASE

1.1 Purchase and Sale of Assets; Assumption of Liabilities.

(a) Acquired Assets. On the basis of the representations, warranties, covenants and agreements and subject to the satisfaction or waiver of the conditions set forth in this Agreement, at the Closing, the Sellers shall sell, convey, assign, transfer and deliver to the Buyer, and the Buyer shall purchase and acquire from the Sellers, the Acquired Assets.

(b) Assumed Liabilities. On the basis of the representations, warranties, covenants and agreements and subject to the satisfaction or waiver of the conditions set forth in this Agreement, at the Closing, the Buyer shall assume and agree to pay, perform and discharge when due the Assumed Liabilities.

(c) Excluded Liabilities. Notwithstanding anything to the contrary in this Agreement, the Assumed Liabilities shall not include the Excluded Liabilities.

1.2 Purchase Price and Related Matters.

(a) Purchase Price. In consideration for the sale and transfer of the Acquired Assets, the Buyer shall at the Closing assume the Assumed Liabilities as provided in Section

1.1(b) and shall pay to the Seller the Adjusted Purchase Price, less the Holdback and any amount deducted pursuant to Section 1.2(c), in cash by wire transfer of immediately available funds to an account designated by the Seller.

(b) Holdback. To secure obligations of the Sellers under Article VI and to confirm the Buyer’s expectations with respect to the Business, the Buyer, pursuant to Section 1.2(a), will withhold the Holdback from the payment of the Adjusted Purchase Price at Closing. After the Closing, the Holdback shall be paid to Sellers in the following amounts, at the following times, and pursuant to the following conditions:

(i) Upon recognizing $1,000,000 in First Year Business Revenue, the Buyer shall promptly pay to the Sellers, out of the Holdback, an amount equal to $200,000 (the “First Level Payment”).

(ii) Upon recognizing $2,000,000 in First Year Business Revenue, the Sellers shall be entitled to receive from Buyer, out of the Holdback, an amount equal to $200,000 (the “Second Level Payment”) and Buyer shall promptly pay the Second Level Payment to the Sellers; provided, however, that Buyer shall only pay the Second Level Payment to the Sellers to the extent of the excess of the Second Level Payment over the amount of any Damages for which Buyer has made claims for indemnification pursuant to Section 6.1 (but only to the extent such claims have not been resolved in favor of the Sellers or paid).

(iii) Upon recognizing $2,200,000 in First Year Business Revenue, the Sellers shall be entitled to receive from Buyer, out of the Holdback, a payment of $200,000 (the “Third Level Payment”); provided, however, that Buyer shall not make such Third Level Payment until the 15-month anniversary of the Closing Date; and provided further that Buyer shall only then pay such Third Level Payment to the Sellers to the extent of the excess of the Third Level Payment over the amount of any Damages for which Buyer has made claims for indemnification pursuant to Section 6.1 (but only to the extent such claims have not been resolved in favor of the Sellers or paid).

(iv) With respect to any amount of the Second Level Payment and Third Level Payment that is not promptly paid pursuant to Sections 1.2(b)(ii) and (iii), respectively, because it was not in excess of pending Damages claimed by the Buyer (such unpaid amounts, collectively, the “Withheld Revenue Payments”), if at any time thereafter the aggregate balance of Withheld Revenue Payments exceeds the amount of any Damages for which Buyer has made claims for indemnification pursuant to Section 6.1 (but only to the extent such claims have not been resolved in favor of the Sellers or paid), Buyer shall promptly pay such excess to the Sellers.

(v) Buyer shall deliver to Sellers within 15 days of the end of each three month period following the Closing Date a certificate signed by the chief executive officer, chief financial officer or chief accounting officer or Buyer (the “Revenue Certificate”) setting forth both the First Year Business Revenue earned during such quarter and the First Year Business Revenue earned from the Closing Date to the end of such quarter (such amounts, the “First Year Business Revenue Calculations”). To the extent not already provided, Buyer shall promptly provide Sellers with copies of any of its books and records relating to the First Year Business Revenue that the Sellers may reasonably request to verify the First Year

Business Revenue Calculations. The Sellers may, within 15 days of receipt of the Revenue Certificate, object to the Revenue Certificate and the First Year Business Revenue Calculations contained therein by providing written notice of such objection. The Sellers and the Buyer shall use reasonable efforts to resolve any objections to the Revenue Certificate and the First Year Business Revenue Calculations. If any such objections are not resolved within 15 days after receipt of the Sellers’ notice of objection, the Parties shall appoint an independent accounting firm of national reputation acceptable to both the Buyer and the Sellers to perform an audit of the Business sufficient to determine the First Year Business Revenue Calculations and otherwise determine the accuracy of the Revenue Certificate. Such independent accounting firm shall promptly resolve any of the Sellers’ unresolved objections, determine the First Year Business Revenue Calculations and deliver a final Revenue Certificate to the Buyer and the Sellers. The determination of the independent accounting firm shall be final and binding on all Parties. The fees and expenses of the independent accounting firm shall be paid proportionately by the Buyer and the Sellers based on the determination of the independent accounting firm of the unresolved objections submitted to it pursuant to this Section 1.2(b). The calculation of such proportionate payments shall be based on the relative position of the determination of the independent accounting firm in comparison to the positions submitted to it by the Buyer and the Sellers pursuant to this Section 1.2(b).

(c) Tax Withholding and Tax Forms. The Buyer shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it reasonably determines that it is required to deduct and withhold with respect to the making of such payment under the Code, or any other provision of federal, state, local or foreign law, rule or regulation. To the extent that amounts are so withheld, such withheld amounts shall be paid to the relevant Governmental Entity and treated for all purposes of this Agreement as having been paid to such person in respect of which such deduction and withholding was made. The Buyer shall also have the right to collect any necessary Tax forms, including Forms W-8 or W-9, as applicable, or any similar information, from any recipients of payments hereunder.

1.3 The Closing.

(a) Time and Location. The Closing shall take place commencing at 10:00 a.m., Eastern Standard Time, remotely by electronic exchange of documents.

(b) Actions at the Closing.

At the Closing:

(i) each Seller shall deliver (or cause to be delivered) to the Buyer the various certificates, instruments and documents required to be delivered under Section 5.1;

(ii) the Buyer shall deliver (or cause to be delivered) to the Sellers the various certificates, instruments and documents required to be delivered under Section 5.2;

(iii) each Seller shall execute and deliver a Bill of Sale in substantially the form attached hereto as Exhibit A;

(iv) GHX LLC shall execute and deliver a Copyright Assignment in substantially the form attached hereto as Exhibit B;

(v) the Sellers shall execute and deliver such other instruments of conveyance as the Buyer may reasonably request in order to effect the sale, transfer, conveyance and assignment to the Buyer of valid ownership of the Acquired Assets;

(vi) the Buyer shall execute and deliver to the Sellers an Assumption Agreement in substantially the form attached hereto as Exhibit C;

(vii) each Party shall execute and deliver to the others a Transition Services Agreement in substantially the form attached hereto as Exhibit D;

(viii) each Party shall execute and deliver to the others a letter agreement substantially in the form attached hereto as Exhibit E;

(ix) the Buyer shall execute and deliver such other instruments as the Sellers may reasonably request in order to effect the assumption by the Buyer of the Assumed Liabilities;

(x) the Sellers shall transfer to the Buyer all the books, records, files and other data (or copies thereof) respectively within their possession relating to the Acquired Assets and reasonably necessary for the continued operation of the Business by the Buyer;

(xi) the Buyer shall pay to the Sellers the Adjusted Purchase Price, less the Holdback and any amount deducted pursuant to Section 1.2(c), in cash by wire transfer of immediately available funds into an account designated by GHX LLC;

(xii) in addition to the above deliveries, the Sellers shall take such steps and actions as Buyer may reasonably request to put the Buyer in possession or control of all of the Acquired Assets of a tangible nature; and

(xiii) the Parties shall execute and deliver to each other cross-receipts evidencing the transactions referred to above.

1.4 Deferred Revenue Adjustment.

(a) Not less than two days prior to the Closing, GHX LLC shall deliver to the Buyer (a) a certificate (the “Deferred Revenue Certificate”) of its chief executive officer, chief financial officer or chief accounting officer setting forth with respect to each Assigned Contract to which any portion of the Deferred Revenue Amount relates such portion or portions of the Deferred Revenue Amount attributable to such Assigned Contract, as well as the delivery or deliveries associated therewith; (b) a reasonably detailed description of how Sellers calculated such Deferred Revenue Amount; and (c) a statement of the portion of the Deferred Revenue Amount for which the Sellers have received payment from the applicable customer (the “Paid Deferred Revenue Amount”) and the portion of the Deferred Revenue Amount for which the Sellers have not yet received payment from the applicable customer (the “Billed Deferred

Revenue Amount”). To the extent Buyer reasonably requests, Sellers shall provide Buyer with copies of its books and records as they relate to the Sellers’ calculation of the Deferred Revenue Amount under this Section 1.4.

(b) The Paid Deferred Revenue Amount shall be deducted from the Purchase Price at the Closing.

(c) Upon receipt of payments from customers for any amounts comprising the Billed Deferred Revenue Amount, the Sellers shall promptly pay to the Buyer the amounts so received.

1.5 Consents to Assignment. Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign or transfer any Assigned Contract, Permit, or any claim, right or benefit arising under any such Assigned Contract or Permit, or resulting therefrom, if an attempted assignment or transfer thereof, without the consent of a third party thereto or of the issuing Governmental Entity, as the case may be, would constitute a breach thereof. If any Assigned Contract or Permit is not assigned or transferred pursuant to the preceding sentence, or if an attempted assignment or transfer thereof would be ineffective or would affect the rights thereunder so that the Buyer would not receive all such rights, then, in each such case, (a) such Deferred Item shall be withheld from sale pursuant to this Agreement without any reduction in the Purchase Price, (b) from and after the Closing, the Sellers and the Buyer will cooperate, in all reasonable respects, to obtain the Deferred Consent applicable to such Deferred Item as soon as practicable after the Closing, and (c) until such Deferred Consent is obtained, the Sellers and the Buyer will cooperate, in all reasonable respects, to provide to the Buyer the benefits under each Deferred Item to which such Deferred Consent relates (with the Buyer entitled to all the gains and responsible for all the losses, Taxes, liabilities and/or obligations thereunder). In particular, with respect to each Deferred Item and until the applicable Deferred Consent is obtained, the Buyer and the Sellers shall enter into such reasonable arrangements (including subleasing or subcontracting if permitted) to provide to the Parties the economic and operational equivalent of obtaining such Deferred Consent and assigning or transferring such Deferred Item, including enforcement for the benefit of the Buyer of all claims or rights arising thereunder, and the performance by the Buyer of the obligations thereunder on a prompt and punctual basis.

1.6 Further Assurances. At any time and from time to time after the Closing Date, as and when requested by any Party hereto and at such Party’s expense, each other Party shall promptly execute and deliver, or cause to be executed and delivered, all such documents, instruments and certificates and shall take, or cause to be taken, all such further or other actions as are reasonably necessary to evidence and effectuate the transactions contemplated by this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each of the Sellers jointly and severally represents and warrants to the Buyer that the statements contained in this Article II are true and correct as of the date hereof, except as set forth in the Disclosure Schedule. The Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article II. The disclosures in any section or subsection of the Disclosure Schedule shall qualify other sections and subsections in this Article II to the extent it is reasonably clear from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The inclusion of any information in the Disclosure Schedule (or any update thereto) shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material to the Business or is outside the ordinary course of business, consistent with past practice. For purposes of this Agreement, the phrase “to the knowledge of the Sellers” or any phrase of similar import shall mean and be limited to the knowledge of the following individuals: Bruce Johnson, Rob Gillespie, Richard Hunt, Wendi Welton, Chris Petersen, Christopher Biddle and Thomas Baker, respectively the Chief Executive Officer of GHX LLC, Chief Financial Officer of GHX LLC, Interim Chief Financial Officer of GHX LLC, Vice President, Human Resources of GHX LLC, General Counsel of GHX LLC, Vice President of Solution Architecture of the Business and General Manager of the Business.

2.1 Organization, Qualification and Corporate Power.

(a) GHX LLC. GHX LLC is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly qualified to conduct business under the laws of each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities, in each case as they relate to the Business, makes such qualification necessary, except for any such failure to be qualified that neither is, nor would reasonably be expected to be, material to the Business. GHX LLC has all requisite limited liability company power and authority to carry on the business in which it is now engaged and to own and use the properties now owned and used by it.

(b) GHX Inc. GHX Inc. is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly qualified to conduct business under the laws of each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities, in each case as they relate to the Business, makes such qualification necessary, except for any such failure to be qualified that neither is, nor would reasonably be expected to be, material to the Business. GHX Inc. has all requisite corporate power and authority to carry on the business in which it is now engaged and to own and use the properties now owned and used by it.

2.2 Authority. Each of the Sellers has all requisite power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it will be a party and to perform its obligations hereunder and thereunder. The execution and delivery by the each of the Sellers of this Agreement and such Ancillary Agreements and the consummation by each of the Sellers of the transactions contemplated hereby and thereby have been validly authorized by all necessary action on the part of each of the Sellers. This Agreement has been, and such Ancillary Agreements will be, validly executed and delivered by each of the Sellers and, assuming this Agreement and each such Ancillary Agreements constitute the valid and binding obligation of the Buyer, constitutes or will constitute a valid and binding obligation of each of the Sellers, enforceable against each of the Sellers in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses.

2.3 Noncontravention. Neither the execution and delivery by any of the Sellers of this Agreement or the Ancillary Agreements to any of the Sellers will be a party, nor the consummation by any of the Seller of the transactions contemplated hereby or thereby, will:

(a) conflict with or violate any provision of the charter or bylaws of any of the Sellers;

(b) require on the part of any of the Sellers any filing with, or any permit, authorization, consent or approval of, any Governmental Entity, except for any filing, permit, authorization, consent or approval which if not obtained or made would not reasonably be expected to be, material to the Business;

(c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate or modify, or require any notice, consent or waiver under, any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness or Security Interest to which any of the Sellers is a party or by which any of the Sellers is bound or to which any of any of the Sellers’ respective assets is subject, except for (i) any conflict, breach, default, acceleration or right to terminate or modify that neither is, nor would reasonably be expected to be, material to the Business or (ii) any notice, consent or waiver the absence of which neither is, nor would reasonably be expected to be, material to the Business

(d) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate or modify, or require any notice, consent or waiver under any Assigned Contract; or

(e) violate any order, writ, injunction or decree specifically naming, or statute, rule or regulation applicable to any of the Sellers or any of their respective properties or assets, except for any violation that neither is, nor would reasonably be expected to be, material to the Business.

2.4 Pro Forma Income Statements. The pro forma income statements set forth in Section 2.4 of the Disclosure Schedule fairly and accurately present the operations of the Business for the periods to which they purport to relate.

2.5 Absence of Certain Changes. Except as contemplated by this Agreement, between the Reference Date and the date of this Agreement, there have not been any changes in the financial condition or results of operations of the Business, except for any changes that neither are, nor would reasonably be expected to be, material to the Business. Except as contemplated by this Agreement, between the Reference Date and the date of this Agreement, none of the Sellers has taken any of the following actions (or permitted any of the following events to occur):

(a) sold, assigned or transferred any portion of the Acquired Assets;

(b) suffered any extraordinary losses (whether or not covered by insurance) relating to, and material to, the Business;

(c) granted or amended any rights to severance benefits, “stay pay” or termination pay to any Business Employee or increased benefits payable or potentially payable to any such Business Employee under any previously existing severance benefits, “stay-pay” or termination pay arrangements, in each case (i) except as required by law, (ii) except for grants or amendments that are substantially consistent with the past practice of the Business and (iii) except for obligations that will not constitute an Assumed Liability;

(d) made any capital expenditures or commitments therefor relating primarily or exclusively to the Business in an amount in excess of $10,000, except in the ordinary course of business, consistent with past practice;

(e) acquired any operating business, whether by merger, stock purchase or asset purchase, except for any such business which did not become a part of the Business;

(f) incurred or guaranteed any indebtedness for borrowed money that relates primarily to the Business or creates a Security Interest in any of the Acquired Assets, except in the ordinary course of business, consistent with past practice;

(g) entered into any employment, compensation or deferred compensation agreement (or any amendment to any such existing agreement) with any Business Employee, except as required by law;

(h) materially changed its accounting principles, methods or practices, as each relates to the Business, except in each case to conform to changes in GAAP or applicable local generally accepted accounting principles; or

(i) entered into any agreement or commitment with respect to any of the matters referred to in paragraphs (a) through (h) of this Section 2.5.

2.6 Undisclosed Liabilities. To the knowledge of the Sellers, the Business does not have any liability of a nature which is material to the Business, except for (a) payables incurred in the ordinary course of business and (b) liabilities under contracts which are not required by GAAP to be reflected on a balance sheet.

2.7 Tax Matters.

(a) Each of the Sellers has filed or had filed on it behalf all Tax Returns with respect to the Business that it was required to file (separately or as part of a consolidated, combined or unitary group) and all such Tax Returns were correct and complete in all material respects. Each of the Sellers has paid (or had paid on its behalf) all material Taxes that are due and payable with respect to the Business. All Taxes attributable to the period commencing on the day following the Reference Date and continuing through the Closing Date have arisen in the ordinary course of business, consistent with past practice. To the extent they relate to the Business, all Taxes that any of the Sellers is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Entity, except for any such Taxes with respect to which the failure to withhold, collect or pay neither is, nor would reasonably be expected to be, material to the Business.

2.8 Tangible Personal Property. The Sellers have good title to, a valid leasehold interest in or a valid license or right to use, all of the material tangible personal property included among the Acquired Assets, free and clear of all Security Interests. Such material tangible personal property is (a) free from material defects and is in good operating condition and repair (normal wear and tear excepted) and (b) suitable for the purposes for which it presently is used.

2.9 Real Property. There is no Owned Real Property or Leased Real Property.

2.10 Intellectual Property.

(a) Section 2.10(a) of the Disclosure Schedule lists all Business Registrations, in each case enumerating specifically the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration issued, date of filing or issuance, names of all current applicant(s) and registered owners(s), as applicable. All assignments of Intellectual Property Registrations to any of the Sellers that are among the Acquired Assets have been properly executed and recorded. To the knowledge of the Sellers, all Business Registrations are valid and enforceable and all issuance, renewal, maintenance and other payments that are or have become due with respect thereto have been timely paid by or on behalf of the Seller.

(b) The Business Registrations do not include any Patent Rights, Trademark registrations or Trademark applications.

(c) (i) Section 2.10(c)(i) of the Disclosure Schedule sets forth a true and complete list of all Customer Offerings under the heading “Customer Offerings” and Internal Systems under the heading “Internal Systems.” (ii) Subject to obtaining the consents set forth in Section 2.10(c)(ii) of the Disclosure Schedule, each item of Business Intellectual Property will be owned or available for use by the Buyer immediately following the Closing on substantially identical terms and conditions as it was immediately prior to the Closing. (iii) Except as set forth in Section 2.10(c)(iii) of the Disclosure Schedule, GHX LLC is the sole and exclusive owner of all Business Owned Intellectual Property, free and clear of any Security Interests, and all joint owners of the Business Owned Intellectual Property are listed in Section 2.10(c)(iii) of the Disclosure Schedule. (iv) The Business Owned Intellectual Property includes all object code, source code and Documentation for any Software included in the Customer Offerings and all other confidential information constituting, embodied in or pertaining to such Software. (v) The Development Tools include all development tools utilized in connection with the Customer Offerings prior to the date of this Agreement. (vi) Following the Closing Date, none of the Sellers will retain any Intellectual Property rights that would, as a matter of U.S. or foreign Intellectual Property law, require Buyer to obtain any of the Sellers’ consent to Exploit the Customer Offerings.

(d) The Sellers have taken reasonable measures to protect the proprietary nature of each item of Business Owned Intellectual Property, and to maintain in confidence all trade secrets and confidential information comprising a part thereof. The Sellers have complied with all contractual and legal requirements pertaining to information privacy and security applicable to the Business. No complaint relating to an improper use or disclosure of, or a breach in the security of, any such information with respect to the Business has been made or, to the knowledge of the Sellers, threatened against any of the Sellers. To the knowledge of the Sellers, there has been no (i) unauthorized disclosure of any third party proprietary or confidential information in the possession, custody or control of any of the Sellers with respect to the Business or (ii) breach of any of the Sellers’ security procedures with respect to the Business whereby confidential information has been disclosed to a third person. None of the Sellers has granted a sublicense to any of the Trademarks included among the Acquired Assets.

(e) None of the Customer Offerings (except for Customer Offerings that are not yet under development), or the Exploitation thereof by any of the Sellers or by any customer or user thereof in accordance with such customer’s or user’s license agreement therefor, infringes or violates, or constitutes a misappropriation of, any Intellectual Property rights of any third party. The Sellers have not, directly or indirectly, distributed any Customer Offerings through a reseller or distributor. Except as set forth on Section 2.10(e) of the Disclosure Schedule, there has been no complaint, claim or notice, or threat of any of the foregoing (including any notification that a license under any patent is or may be required), received by any of the Sellers alleging any such infringement, violation or misappropriation or request or demand for indemnification or defense received by the Seller from any customer, user or any other third party. The Sellers have provided to the Buyer copies of all such complaints, claims, notices, requests, demands or threats, as well as any studies, market surveys and analyses relating to any alleged or potential infringement, violation or misappropriation.

(f) To the knowledge of the Sellers, no person (including any current or former employee or consultant of any of the Sellers) is infringing, violating or misappropriating any of the Business Owned Intellectual Property or any Business Licensed Intellectual Property which is exclusively licensed to the Sellers (or any of them). The Sellers have provided to the Buyer copies of all written correspondence, analyses, complaints, claims, notices or threats concerning the infringement, violation or misappropriation of any Business Owned Intellectual Property.

(g) Section 2.10(g) of the Disclosure Schedule identifies each license, covenant or other agreement that remains in effect and has not been terminated or expired by its terms pursuant to which any of the Sellers has assigned, transferred, licensed, distributed or otherwise granted any right or access to any person, or covenanted not to assert any right, with respect to any past, existing or future Business Intellectual Property. Except as set forth on Section 2.10(g) of the Disclosure Schedule, none of the Sellers has agreed to indemnify any person against any infringement, violation or misappropriation of any Intellectual Property rights with respect to any Customer Offerings. None of the Sellers is a member of or party to any patent pool, industry standards body, trade association or other organization pursuant to the rules of which it is obligated to license any existing or future Business Intellectual Property to any person.

(h) (i) Section 2.10(h)(i) of the Disclosure Schedule identifies (A) each item of Business Licensed Intellectual Property and the license or agreement pursuant to which any of the Sellers Exploits it (excluding currently-available, off the shelf software programs that are part of the Internal Systems and are licensed by any of the Sellers pursuant to “shrink wrap” licenses, the total fees associated with which are less than $2,500 (each, a “Shrink Wrap License”) and (B) each agreement, contract, assignment or other instrument pursuant to which any of the Sellers has obtained any joint or sole ownership interest in or to each item of Business Owned Intellectual Property. (ii) Except as set forth on Section 2.10(h)(ii) of the Disclosure Schedule, no third party inventions, methods, services, materials, processes or Software are included in or required to Exploit the Customer Offerings. (iii) None of the Customer Offerings or Internal Systems includes “shareware,” “freeware” or other Software or other material that was obtained by any of the Sellers from third parties other than pursuant to the license agreements listed in Section 2.10(h)(i) of the Disclosure Schedule or a Shrink Wrap License.

(i) None of the Sellers has licensed, distributed or disclosed, or knows of any distribution or disclosure by others (including its employees and contractors) of, the Business Source Code to any person, except pursuant to the agreements listed in Section 2.10(i) of the Disclosure Schedule, and each of the Sellers has taken reasonable physical and electronic security measures to prevent disclosure of such Business Source Code. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, nor will the consummation of the transactions contemplated hereby, result in the disclosure or release of such Business Source Code by any of the Sellers, any escrow agent or any other person to any third party. None of the Sellers has any rights to access or view the source code of any Software included in the Internal Systems.

(j) All of the Software and Documentation comprising, incorporated in or bundled with the Customer Offerings have been designed, authored, tested and debugged by regular employees of one of the Sellers within the scope of their employment or by independent contractors of one of the Sellers who have executed valid and binding agreements expressly assigning all right, title and interest in such copyrightable materials to the GHX LLC, waiving their non-assignable rights in favor of GHX LLC and its permitted assigns and licensees, and have no residual claim to such materials to the extent legally permissible.

(k) None of the Sellers has (i) incorporated Open Source Materials into, or combined Open Source Materials with, the Customer Offerings; (ii) distributed Open Source Materials in conjunction with any other Software developed or distributed by any of the Sellers in connection with the Business; or (iii) used in connection with the Business any Open Source Materials that create, or purport to create, obligations for any of the Sellers with respect to the Customer Offerings or grant, or purport to grant, to any third party, any rights or immunities under Intellectual Property rights (including, but not limited to, using any Open Source Materials that require, as a condition of Exploitation of such Open Source Materials, that other Software incorporated into, derived from or distributed with such Open Source Materials be (x) disclosed or distributed in source code form, (y) licensed for the purpose of making derivative works, or (z) redistributable at no charge or minimal charge).

(l) Each current or former employee or independent contract or any of the Sellers that has performed work relating to the Business has executed a valid and binding written agreement expressly assigning to one of the Sellers all right, title and interest in any inventions and works of authorship, whether or not patentable, invented, created, developed, conceived and/or reduced to practice during the term of such employee’s employment or such independent contractor’s work for such Seller, and all Intellectual Property rights therein, to the extent legally permissible. Each current and former employee or independent contractor of each prior owner of the Customer Offerings (each, a “Prior Owner”) performed work relating to the Business has executed a valid and binding written agreement expressly assigning to such Prior Owner all right, title and interest in any inventions and works of authorship, whether or not patentable, invented, created, developed, conceived and/or reduced to practice during the term of such employee’s employment or such independent contractor’s work for such Prior Owner, and all Intellectual Property rights therein, to the extent legally permissible, and all such rights have been properly assigned by such Prior Owner to one of the Sellers.

(m) With respect to the Business, each of the Sellers has maintained reasonable computer hardware and network security controls intended to safeguard the Business (including the Customer Offerings and the Internal System) against the risk of business disruption arising from virus attacks, unauthorized activities or any employee or contractor, hackers or any other person. To the knowledge of the Sellers, the Customer Offerings and the Internal Systems do not contain any virus, worm, Trojan horse or other malicious code that may or are intended to impair their intended performance or otherwise permit unauthorized access to, hamper, delete or damage any computer system, software, network or data. The Customer Offerings and the Internal Systems do not contain any disabling device, back door or other disruptive code that may or are intended to impair their intended performance or otherwise permit unauthorized access to, hamper, delete or damage any computer system, software, network or data. None of the Sellers has received any warranty claims (other than requests for maintenance and support in the ordinary course), contractual terminations or requests for settlement or refund due to the failure of the Customer Offerings to meet their specifications or otherwise to satisfy end user needs or for harm or damage to any third party.

(n) None of the Sellers has sought, applied for or received any support, funding, resources or assistance from any federal, state, local or foreign governmental or quasi-governmental agency or funding source in connection with the Exploitation of the Customer Offerings, the Internal Systems or any facilities or equipment used in connection therewith.

2.11 Contracts.

(a) The Disclosure Schedule lists all of the Assigned Contracts and each of the following contracts or agreements to which any of the Sellers is a party and that relate exclusively or primarily to the Business:

(i) each agreement (or group of related agreements with the same party) for the lease of personal property from or to third parties providing for lease payments the remaining unpaid balance of which is in excess of $5,000;

(ii) each agreement (or group of related agreements with the same party) for the purchase of products or services under which the undelivered balance of such products and services is in excess of $5,000;

(iii) each agreement (or group of related agreements with the same party) which involves payments to be made to any of the Sellers in excess of $5,000, either pursuant to a contract with a customer or pursuant to any other contract or agreement for the sale of goods and services outside of the ordinary course of business, consistent with past practice;

(iv) each agreement for the acquisition of any operating business, whether by merger, stock purchase or asset purchase, except for any such business which did not become a part of the Business;

(v) each agreement establishing a partnership or joint venture;

(vi) each agreement (or group of related agreements with the same party) under which it has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness the outstanding balance of which is more than $5,000 or under which it has imposed a Security Interest on any of the Acquired Assets;

(vii) each agreement that restricts where any of the Sellers may conduct the Business, the type or line of business in which the Business may engage or the parties with whom any of the Sellers may engage in the Business;

(viii) each agreement involving the compensation of the Business Employees; and

(ix) each severance, “stay pay” or termination agreement relating to a Business Employee;

provided, however, that no agreement referred to in clauses (i) through (ix) above need be disclosed unless any of the Sellers currently has, or may in the future have, any rights or obligations thereunder.

(b) The Sellers have made available to the Buyer a complete and accurate copy of each Designated Contract that is an Assigned Contract or has been requested by the Buyer. Each Designated Contract is a valid and binding obligation of each the Sellers that is a Party thereto and, to the knowledge of the Sellers, of each other party thereto, except for any such failure to be valid and binding that neither is, nor would reasonably be expected to be, material to the Business.

2.12 Litigation. The Disclosure Schedule lists, as of the date of this Agreement, each (a) judgment, order, decree, stipulation or injunction of any Governmental Entity naming any of the Sellers that relates to the Business, and (b) action, suit or proceeding by or before any Governmental Entity to which any of the Sellers is party that relates to the Business.

2.13 Employment Matters.

(a) The Disclosure Schedule contains a list, as of the date of this Agreement, of all Business Employees, along with the position and the annual rate of compensation of each such person. Each current Business Employee has entered into an Employee Confidentiality, Noncompetition and Developments Agreement with one of the Sellers, a copy or form of which has previously been delivered to the Buyer. The Disclosure Schedule contains a list of all Business Employees who are a party to a non-competition agreement with any of the Sellers; copies of such agreements have previously been delivered to the Buyer.

(b) None of the Sellers is, with respect to the Business, a party to or bound by any collective bargaining agreement and none of the Sellers has, with respect to the Business, experienced any material strikes, grievances, claims of unfair labor practices or other collective bargaining disputes.

2.14 Employee Benefits.

(a) A list of all Business Benefit Plans has been made available to the Buyer.

(b) The Business Benefit Plans that are intended to be qualified under Section 401(a) of the Code have received determination letters from the Internal Revenue Service to the effect that such Business Benefit Plans are qualified and the plans and the trusts related thereto are exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, or the period for obtaining such a determination letter has not yet closed.

(c) None of the Sellers and no ERISA Affiliate during the six most recent years has maintained or been required to contribute to any Employee Benefit Plan subject to Title IV of ERISA or to any Multiemployer Plan.

(d) No act or omission has occurred and no condition exists with respect to any Business Benefit Plan maintained by any of the Sellers, any of its Affiliates or any ERISA Affiliate that would subject the Buyer to any fine, penalty, Tax or liability of any kind imposed under ERISA or the Code, except for any fine, penalty, Tax or liability that neither is, nor would reasonably be expected to be, material to the Business.

2.15 Environmental Matters. Except as described or identified in the Disclosure Schedule or in a document listed in the Disclosure Schedule:

(a) the Business’ operations are in compliance with applicable Environmental Laws, except for any failure to comply with Environmental Laws that neither is, nor would reasonably be expected to be, material to the Business;

(b) there is no pending civil or criminal litigation, written notice of violation or formal administrative proceeding, investigation or claim relating to any Environmental Law involving any property formerly owned or operated by the Business;

(c) each of the Sellers has those permits, licenses and approvals required under Environmental Law to operate all properties relating to the Business as currently operated by such Seller; and

(d) no Materials of Environmental Concern have been Released by the Business in violation of applicable Environmental Law.

2.16 Legal Compliance. Each of the Sellers, with respect to the Business, is, and since March 10, 2006 has been, in compliance with all applicable laws (including rules and regulations thereunder) of any federal, state or foreign government, or any Governmental Entity, currently in effect with respect to the Business, except where the failure to comply therewith neither is, nor would reasonably be expected to be, material to the Business. None of the Sellers has received written notice of any pending action, suit, proceeding, hearing, investigation, claim, demand or notice relating to the Business alleging any failure to so comply, except for any that neither is, nor would reasonably be expected to be, material to the Business.

2.17 Permits. The Disclosure Schedule lists all Permits held by any of the Sellers. To the knowledge of the Sellers, (a) each Permit listed in the Disclosure Schedule is in full force and effect and none of the Sellers is in violation of or default under any such Permit, (b) no suspension or cancellation of any such Permit has been threatened and (c) the Permits listed on the Disclosure Schedule are all Permits used by any of the Sellers in the operation of the Business.

2.18 Business Relationships with Affiliates. The Disclosure Schedule lists any agreements with respect to the Business whereby any of the Sellers or any of their respective Affiliates supplies or otherwise makes available to the Business any product or service that is not generally commercially available from other parties (other than accounting, finance, human resource, legal and similar administrative services that the Sellers generally provide for their business operations).

2.19 Brokers’ Fees. None of the Sellers has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement that would constitute an Assumed Liability.

2.20 Warranties. The Designated Contracts contain all warranties offered or otherwise in force with respect to the Business (other than warranties under applicable law). The Disclosure Schedule sets forth the aggregate expenses incurred by the Business in fulfilling warranty obligations during the 12 month period ended November 30, 2007.

2.21 Customers and Suppliers. The Disclosure Schedule sets forth a list of (a) each customer of the Business during the 12 month period ended November 30, 2007 and all amounts invoiced to such customer during such period and (b) each supplier that is the sole supplier of any significant product or service to the Business.

2.22 Disclosure. No representation or warranty by any of the Sellers contained in this Agreement, and no statement contained in the Disclosure Schedule or any other document, certificate or other instrument delivered or to be delivered by or on behalf of any of the Sellers pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Sellers that the statements contained in this Article III are true and correct as of the date hereof.

3.1 Organization. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

3.2 Authority. The Buyer has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it will be a party and to perform its obligations hereunder and thereunder. The execution and delivery by the Buyer of this Agreement and such Ancillary Agreements and the consummation by the Buyer of the transactions contemplated hereby and thereby have been validly authorized by all necessary corporate action on the part of the Buyer. This Agreement has been, and such Ancillary Agreements will be, validly executed and delivered by the Buyer and, assuming this Agreement and each such Ancillary Agreement constitute the valid and binding obligation of the Sellers, constitutes or will constitute a valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses.

3.3 Noncontravention. Neither the execution and delivery by the Buyer of this Agreement or the Ancillary Agreements to which the Buyer will be a party, nor the consummation by the Buyer of the transactions contemplated hereby or thereby, will:

(a) conflict with or violate any provision of the charter or bylaws of the Buyer;

(b) require on the part of the Buyer any filing with, or permit, authorization, consent or approval of, any Governmental Entity, except for any filing, permit, authorization, consent or approval which if not obtained or made would not reasonably be expected to materially affect the Buyer’s ability to perform under this Agreement;

(c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party any right to terminate or modify, or require any notice, consent or waiver under, any contract or agreement to which the Buyer is a party or by which the Buyer is bound, except for (i) any conflict, breach, default, acceleration or right to terminate or modify that would not reasonably be expected to materially affect the Buyer’s ability to perform under this Agreement or (ii) any notice, consent or waiver the absence of which would not reasonably be expected to materially affect the Buyer’s ability to perform under this Agreement; or

(d) violate any order, writ, injunction or decree specifically naming, or statute, rule or regulation applicable to, the Buyer or any of its properties or assets, except for any violation that would not reasonably be expected to materially affect the Buyer’s ability to perform under this Agreement.

3.4 Litigation. There are no actions, suits, claims or legal, administrative or arbitratorial proceedings pending against, or, to the Buyer’s knowledge, threatened against, the Buyer that would reasonably be expected to materially affect the Buyer’s ability to perform under this Agreement.

3.5 Financing. The Buyer at the Closing will have sufficient sources of financing in order to consummate the transactions contemplated by the Agreement and to fulfill its obligations hereunder, including payment to the Sellers of the Purchase Price at the Closing.

ARTICLE IV

PRE-CLOSING COVENANTS

4.1 Closing Efforts. Subject to the terms hereof, each of the Parties shall use commercially reasonable efforts to take all actions and to do all things reasonably necessary or advisable to consummate the transactions contemplated by this Agreement, including using commercially reasonable efforts to: (a) obtain all Third Party Consents, (b) effect all Governmental Filings that may be necessary to consummate the transactions contemplated by this Agreement and (c) otherwise comply in all material respects with all applicable laws and regulations in connection with the consummation of the transactions contemplated by this Agreement. The Sellers shall bear any out-of-pocket costs associated with obtaining such Third Party Consents. Each Party promptly shall notify the other Parties of any fact, condition or event known to it that would reasonably be expected to prohibit, make unlawful or delay the consummation of the transactions contemplated by this Agreement.

4.2 Operation of Business. Except as contemplated by this Agreement, during the period from the date of this Agreement until the Closing Date, each of the Sellers shall use commercially reasonable efforts to conduct the operations of the Business in the ordinary course and to preserve intact its relationships with the Business Employees and the customers and suppliers of the Business. Without limiting the generality of the foregoing, prior to the Closing, none of the Sellers shall, without the written consent of the Buyer:

(a) sell, assign or transfer any portion of the Acquired Assets;

(b) incur or guarantee any indebtedness for borrowed money relating exclusively or primarily to the Business that would constitute an Assumed Liability or impose a Security Interest on the Acquired Assets;

(c) grant any rights to severance benefits, “stay pay” or termination pay to any Business Employee or increase the compensation or other benefits payable or potentially payable to any Business Employee under any previously existing severance benefits, “stay-pay” or termination pay arrangements;

(d) make any capital expenditures or commitments therefor relating exclusively or primarily to the Business;

(e) acquire any operating business, whether by merger, stock purchase or asset purchase (except for any such business which will not become part of the Business);

(f) enter into any employment, compensation or deferred compensation agreement (or any amendment to any such existing agreement) with any Business Employee except as required by law;

(g) enter into any contract or agreement relating exclusively or primarily to the Business outside the ordinary course of business, consistent with past practice;

(h) enter into any contract or agreement relating to any Customer Offering;

(i) make any election, file any Tax Return or give any consent under the Code or the tax statutes of any state or other jurisdiction or make any termination, revocation or cancellation of any such election or any such consent or compromise or settle any claim for past or present Tax due; or

(j) agree in writing or otherwise to take any of the foregoing actions.

4.3 Access.

(a) During the period from the date of this Agreement until the Closing Date, each of the Sellers shall permit the representatives of the Buyer listed on Schedule 4.3 to this Agreement to have access (at reasonable times, on reasonable prior written notice and in a manner so as not to interfere with the normal business operations of the Business) to the premises, properties, financial and accounting records, contracts, and other records and documents, as well as the customers, of or pertaining to the Business. Notwithstanding the foregoing, the Sellers shall not be obligated (i) to provide any information, documents or access to any person unless the Buyer is responsible, pursuant to the terms of the Confidentiality Agreement, for the use and disclosure of any information obtained by such person from the Sellers, or such person enters into a confidentiality agreement with the Sellers on terms that are substantially the same as those set forth in the Confidentiality Agreement or (ii) to provide any information, documents or access that would violate the provisions of any applicable laws, regulations (including those relating to security clearance or export controls).

(b) The Buyer and the Sellers acknowledge and agree that the Confidentiality Agreement remains in full force and effect and that information provided by the Sellers or any of their respective Affiliates to the Buyer pursuant to this Agreement prior to the Closing shall be treated in accordance with the Confidentiality Agreement. If this Agreement is terminated prior to the Closing, the Confidentiality Agreement shall remain in full force and effect in accordance with its terms. If the Closing occurs, the Confidentiality Agreement, insofar as it covers information relating exclusively or primarily to the Business, shall terminate effective as of the Closing, but shall remain in effect insofar as it covers other information disclosed thereunder.

4.4 Exclusivity. None of the Sellers shall, and each shall use its best efforts to cause its Affiliates and each of their respective officers, directors, employees, representatives and agents not to, (a) initiate, solicit or encourage any proposal, offer or discussion with any party (other than the Buyer) concerning any merger, business combination, sale of stock or sale of assets (other than sales of assets in the ordinary course of business, consistent with past practice) involving the Business, (b) engage in discussions or negotiations with any party (other than the Buyer) concerning any such transaction or (c) share any proprietary information regarding the Business with any party (other than the Buyer) for any of the foregoing purposes.

4.5 Notice of Breach.

(a) From the date of this Agreement until the Closing, each of the Sellers shall give prompt notice to Buyer if it becomes aware of any events or circumstances occurring subsequent to the date hereof which would render any representation or warranty in Article II hereto inaccurate or incomplete in any material respect. No such notice shall be deemed to avoid or cure any misrepresentation or breach of warranty or constitute an amendment of any representation, warranty or statement in this Agreement or the Disclosure Schedule.

(b) From the date of this Agreement until the Closing, the Buyer shall give prompt notice to the Sellers if they become aware of any events or circumstances occurring subsequent to the date hereof which would render any representation or warranty in Article III hereto inaccurate or incomplete in any material respect. No such notice shall be deemed to avoid or cure any misrepresentation or breach of warranty or constitute an amendment of any representation or warranty in this Agreement.

4.6 Offers of Employment. As soon as practicable following the date hereof, the Buyer shall offer at-will employment to each of the Business Employees named on Exhibit E, such employment to commence at the Closing, on the terms no less favorable than those set forth on such exhibit with respect to such person.

ARTICLE V

CONDITIONS PRECEDENT TO CLOSING

5.1 Conditions to Obligations of the Buyer. The obligation of the Buyer to consummate the transactions to be consummated at the Closing is subject to the satisfaction (or waiver by the Buyer) of the following conditions:

(a) the representations and warranties of the Sellers set forth in Article II being true and correct as of the Closing Date as if made as of the Closing Date, except (i) for changes contemplated or permitted by this Agreement, (ii) for those representations and warranties that address matters only as of a particular date (which shall be true and correct as of such date, subject to clause (iii) below) and (iii) where the failure of the representations and warranties to be true and correct neither is, nor reasonably would be expected to be, in the aggregate, materially adverse to the Business (it being agreed that any materiality qualification in a representation and warranty shall be disregarded in determining whether any such failure is or would reasonably be expected to be materially adverse to the Business for purposes of this clause (iii));

(b) the Sellers having materially performed or complied with the agreements and covenants required to be performed or complied with by it under this Agreement as of or prior to the Closing;

(c) no action, suit or proceeding being pending by or before any Governmental Entity seeking to prevent consummation of the transactions contemplated by this Agreement and no judgment, order, decree, stipulation or injunction enjoining or preventing the consummation of the transactions contemplated by this Agreement being in effect;

(d) each of the Sellers having delivered to the Buyer a Seller Certificate;

(e) the Sellers having (i) obtained all Third Party Consents and effected all Governmental Filings listed in Schedule 5.1(e) and (ii) obtained any other Third Party Consent and effected any other Governmental Filing which, if not obtained or effected, and after giving effect to Section 1.5, is or would reasonably be expected to have a material adverse effect on the Business;

(f) Such portion of the Business Employees described on Exhibit E having accepted full-time, at-will employment with the Buyer;

(g) the Sellers having delivered to the Buyer the Deferred Revenue Certificate; and

(h) the Buyer having received such other customary certificates (such as certificates of good standing of the Sellers and certificates as to the incumbency of officers and the adoption of authorizing resolutions) as it shall reasonably request in connection with the Closing.

5.2 Conditions to Obligations of the Sellers. The obligation of the Sellers to consummate the transactions to be consummated at the Closing is subject to the satisfaction (or waiver by the Sellers) of the following conditions:

(a) the representations and warranties of the Buyer set forth in Article III being true and correct as of the Closing Date as if made as of the Closing Date, except (i) for changes contemplated or permitted by this Agreement, (ii) for those representations and warranties that address matters only as of a particular date (which shall be true and correct as of such date, subject to clause (iii) below), and (iii) where the failure of the representations and warranties to be true and correct would not reasonably be expected to materially affect the Buyer’s ability to perform under this Agreement;

(b) the Buyer having materially performed or complied with its agreements and covenants required to be performed or complied with by it under this Agreement as of or prior to the Closing;

(c) no action, suit or proceeding being pending by or before any Governmental Entity seeking to prevent consummation of the transactions contemplated by this Agreement and no judgment, order, decree, stipulation or injunction enjoining or preventing consummation of the transactions contemplated by this Agreement shall be in effect;

(d) the Buyer having delivered to the Sellers the Buyer Certificate;

(e) the Sellers having received the release set forth in Schedule 5.2(e); and

(f) the Sellers having received such other customary certificates (such as a certificate of good standing of the Buyer in its jurisdiction of incorporation and certificates as to the incumbency of officers and the adoption of authorizing resolutions) as they shall reasonably request in connection with the Closing.

ARTICLE VI

INDEMNIFICATION

6.1 Indemnification by the Sellers. Subject to the terms and conditions of this Article VI, from and after the Closing, each of the Sellers jointly and severally shall indemnify the Buyer in respect of, and hold the Buyer harmless against, all Damages incurred or suffered by the Buyer or any Affiliate thereof resulting from or constituting:

(a) a breach of a representation or warranty of any of the Sellers contained in this Agreement or a Seller Certificate;

(b) a failure by any of the Sellers to perform any covenant or agreement contained in this Agreement or any Ancillary Agreement;

(c) an inaccuracy in the Deferred Revenue Certificate; or

(d) an Excluded Liability.

6.2 Indemnification by the Buyer. Subject to the terms and conditions of this Article VI, from and after the Closing, the Buyer shall indemnify the Sellers in respect of, and hold the Sellers harmless against, any and all Damages incurred or suffered by the Sellers or any of their respective Affiliates resulting from or constituting:

(a) a breach of a representation or warranty of the Buyer contained in this Agreement or the Buyer Certificate;

(b) a failure by the Buyer to perform any covenant or agreement contained in this Agreement or any Ancillary Agreement; or

(c) an Assumed Liability.

6.3 Claims for Indemnification.

(a) Third-Party Claims. All claims for indemnification made under this Agreement resulting from, related to or arising out of a third-party claim against an Indemnified Party shall be made in accordance with the following procedures. An Indemnified Party shall give prompt written notification to the Indemnifying Party of the commencement of any action, suit or proceeding relating to a third-party claim for which indemnification may be sought or, if earlier, upon the assertion of any such claim by a third party. Such notification shall include a description in reasonable detail (to the extent known by the Indemnified Party) of the facts constituting the basis for such third-party claim and the amount of the Damages claimed. Within 30 days after delivery of such notification, the Indemnifying Party may, upon written notice thereof to the Indemnified Party, assume control of the defense of such action, suit, proceeding or claim with counsel reasonably satisfactory to the Indemnified Party. If the Indemnifying Party does not assume control of such defense, the Indemnified Party shall control such defense. The Party not controlling such defense may participate therein at its own expense; provided, that if the Indemnifying Party assumes control of such defense and the Indemnified Party reasonably concludes, based on advice from counsel, that the Indemnifying Party and the Indemnified Party have conflicting interests with respect to such action, suit, proceeding or claim, the reasonable fees and expenses of counsel to the Indemnified Party solely in connection therewith shall be considered “Damages” for purposes of this Agreement; provided, however, that in no event shall the Indemnifying Party be responsible for the fees and expenses of more than one counsel for all Indemnified Parties. The Party controlling such defense shall keep the other Party advised of the status of such action, suit, proceeding or claim and the defense thereof and shall consider recommendations made by the other Party with respect thereto. The Indemnified Party shall not agree to any settlement of such action, suit, proceeding or claim without the prior written consent of the Indemnifying Party; provided, that in the event the Indemnified Party agrees to any such settlement without the Indemnifying Party’s consent, the Indemnified Party shall waive its right to indemnity (but such waiver shall not occur if the Indemnifying Party had unreasonably withheld its consent to such settlement). The Indemnifying Party shall not agree to any settlement of such action, suit, proceeding or claim that does not include a complete release of the Indemnified Party from all liability with respect thereto or that imposes any liability or obligation on the Indemnified Party without the prior written consent of the Indemnified Party.

(b) Procedure for Claims. An Indemnified Party wishing to assert a claim for indemnification under this Article VI shall deliver to the Indemnifying Party a Claim Notice. Within 10 days after delivery of a Claim Notice, the Indemnifying Party shall deliver to the Indemnified Party a written response in which the Indemnifying Party shall: (i) agree that the Indemnified Party is entitled to receive all of the Claimed Amount (in which case such response shall be accompanied by a payment by the Indemnifying Party to the Indemnified Party of the liquidated portion, if any, of the Claimed Amount, by check or by wire transfer, unless the Indemnifying Party is any of the Sellers and any portion of the Holdback is then remaining, in which case such response shall be accompanied by the payment of any amount by which the Claimed Amount exceeds the portion of the Holdback then remaining), (ii) agree that the Indemnified Party is entitled to receive the Agreed Amount (in which case such response shall be accompanied by a payment by the Indemnifying Party to the Indemnified Party of the liquidated portion, any of, if any, of the Agreed Amount, by check or by wire transfer, unless the Indemnifying Party is the Sellers and any portion of the Holdback is then remaining, in which case such response shall be accompanied by the payment of any amount by which the Agreed

Amount exceeds the portion of the Holdback then remaining), or (iii) contest that the Indemnified Party is entitled to receive any of the Claimed Amount. If the Indemnifying Party in such response contests the payment of all or part of the Claimed Amount, the Indemnifying Party and the Indemnified Party shall use good faith efforts to resolve such dispute. If such dispute is not resolved within 60 days following the delivery by the Indemnifying Party of such response, the Indemnifying Party and the Indemnified Party shall each have the right to submit such dispute to a court of competent jurisdiction in accordance with the provisions of Sections 11.12 and 11.13.

6.4 Survival.

(a) The representations and warranties of the Sellers and the Buyer set forth in this Agreement, the Seller Certificates and the Buyer Certificate shall survive the Closing and the consummation of the transactions contemplated hereby and continue until the fifteen-month anniversary of the Closing Date, at which time they shall expire. Notwithstanding the foregoing, (i) the representations and warranties of the Seller contained in Sections 2.1, 2.2, 2.10(c) and 2.10(e) and of the Buyer contained in Sections 3.1 and 3.2 shall survive the Closing and the consummation of the transactions contemplated hereby without limitation and (ii) the representations and warranties of the Sellers contained in Sections 2.7 and 2.14 shall survive the Closing and the consummation of the transactions contemplated hereby and continue until 60 days following expiration of all statutes of limitation applicable to the matters referred to therein. A Party’s right to indemnification under this Article VI for a breach of a covenant contained in Article IV shall expire on the one-year anniversary of the Closing Date and a Party’s right to indemnification under this Article VI for a breach of a covenant contained in Article VII shall terminate 60 days after the expiration of all applicable statutes of limitations. The rights to indemnification set forth in this Article VI shall not be affected by (i) any investigation conducted by or on behalf of an Indemnified Party or any knowledge acquired (or capable of being acquired) by an Indemnified Party, whether before or after the date of this Agreement or the Closing Date, with respect to the inaccuracy or noncompliance with any representation, warranty, covenant or obligation which is the subject of indemnification hereunder or (ii) any waiver by an Indemnified Party of any closing condition relating to the accuracy of representations and warranties or the performance of or compliance with agreements and covenants.

(b) If an indemnification claim is properly asserted in writing pursuant to Section 6.3 prior to the expiration as provided in Section 6.4(a) of the representation, warranty or covenant that is the basis for such claim or of the right for such indemnification, then such representation, warranty or covenant or right for indemnification shall survive until, but only for the purpose of, the resolution of such claim.

6.5 Limitations.

(a) The following limitations shall apply to indemnification claims under this Agreement:

(i) the Sellers shall be liable with respect to claims under Sections 6.1(a) for only that portion of the aggregate Damages related to such claims, considered together, which exceeds $20,000;

(ii) the aggregate liability of the Sellers for all Damages under this Article VI shall not exceed an amount equal to $600,000;

(iii) the Buyer shall be liable with respect to claims under Sections 6.2(a) for only that portion of the aggregate Damages related to such claims, considered together, which exceeds $20,000; and

(iv) the aggregate liability of the Buyer for all Damages under this Article VI shall not exceed an amount equal to $600,000;

provided, however, that none of foregoing limitations shall apply to any claim relating to a breach of any representations or warranty set forth in Section 2.1, 2.2, 2.7, 2.10(c)(iv) or (vi), 2.14, 3.1 or 3.2; provided further, that the foregoing limitation set forth in Section 6.5(a)(i) shall not apply to any claim relating to a breach of any representations or warranty set forth in Section 2.10(c)(i), (ii) or (iii) or Section 2.10(e). For purposes of this Article VI, all representations and warranties herein shall be construed as if the term “material” were omitted from such representations and warranties.

(b) Except with respect to claims for equitable relief, including specific performance, made with respect to breaches of any covenant or agreement contained in this Agreement or an Ancillary Agreement, or claims arising out of fraud or intentional misrepresentation, the rights of the Indemnified Parties under this Article VI shall be the sole and exclusive remedies of the Indemnified Parties with respect to claims covered by Section 6.1 or Section 6.2 or otherwise relating to the transactions that are the subject of this Agreement.

6.6 Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the Parties as an adjustment to the Adjusted Purchase Price, to the extent payment can be properly characterized as such under applicable tax law.

ARTICLE VII

TAX MATTERS

7.1 Cooperation on Tax Matters; Tax Audits. The Parties and their respective Affiliates shall cooperate in the preparation of all Tax Returns for any Tax periods for which one Party could reasonably require the assistance of any of the other Parties in obtaining any necessary information. Such cooperation shall include, but not be limited to, furnishing prior years’ Tax Returns or return preparation packages to the extent related to the Business illustrating previous reporting practices or containing historical information relevant to the preparation of such Tax Returns, and furnishing such other information within such Party’s possession requested by the Party filing such Tax Returns as is relevant to their preparation. Such cooperation and information also shall include provision of powers of attorney for the purpose of signing Tax Returns and defending audits and promptly forwarding copies of appropriate notices and forms or other communications received from or sent to any Taxing Authority which relate to the Business, and providing copies of all relevant Tax Returns to the extent related to the Business, together with accompanying schedules and related workpapers, documents relating to rulings or other determinations by any Taxing Authority and records concerning the ownership and Tax basis of property, which the requested Party may possess. The Parties and their respective Affiliates shall make their respective employees and facilities available on a mutually convenient basis to explain any documents or information provided hereunder.

7.2 Termination of Tax Sharing Agreements. All Tax sharing agreements or similar arrangements with respect to or involving the Business shall be terminated prior to the Closing Date and, after the Closing Date, the Buyer and its Affiliates shall not be bound thereby or have any liability thereunder for amounts due in respect of periods ending on or before the Closing Date.

ARTICLE VIII

TERMINATION

8.1 Termination of Agreement. The Parties may terminate this Agreement prior to the Closing as provided below:

(a) the Parties may terminate this Agreement by mutual written consent;

(b) the Buyer may terminate this Agreement by giving written notice to the Sellers in the event any of the Sellers is in material breach of any representation, warranty, covenant or agreement contained in this Agreement, and such breach, individually or in combination with any other such breach, (i) would cause the conditions set forth in Section 5.1(a) or Section 5.1(b) not to be satisfied and (ii) is not cured within 30 days following delivery by the Buyer to the Sellers of written notice of such breach;

(c) the Sellers may terminate this Agreement by giving written notice to the Buyer in the event the Buyer is in breach of any representation, warranty, covenant or agreement contained in this Agreement, and such breach, individually or in combination with any other such breach, (i) would cause the conditions set forth in Section 5.2(a) or Section 5.2(b) not to be satisfied and (ii) is not cured within 30 days following delivery by the Sellers to the Buyer of written notice of such breach;

(d) the Buyer may terminate this Agreement by giving written notice to the Seller if the Closing shall not have occurred on or before March 31, 2008 by reason of the failure of any condition precedent under Section 5.1 (unless the failure results exclusively or primarily from a breach by the Buyer of any representation, warranty, covenant or agreement contained in this Agreement); and

(e) the Sellers may terminate this Agreement by giving written notice to the Buyer if the Closing shall not have occurred on or before March 31, 2008 by reason of the failure of any condition precedent under Section 5.2 (unless the failure results exclusively or primarily from a breach by the Seller of any representation, warranty, covenant or agreement contained in this Agreement).

8.2 Effect of Termination. If any Party terminates this Agreement pursuant to Section 8.1, all obligations of the Parties hereunder (other than those set forth in Sections 4.3(b) and 11.9) shall terminate without any liability of any Party to another Party. Notwithstanding the foregoing, termination of this Agreement shall not relieve any Party for any willful breach by such Party, prior to the termination of this Agreement, of any covenant or agreement contained in this Agreement or impair the right of any Party to obtain such remedies as may be available to it in law or equity with respect to such a breach by any other Party.

ARTICLE IX

OTHER POST-CLOSING COVENANTS

9.1 Access to Information; Record Retention; Cooperation.

(a) Access to Information. Subject to compliance with contractual obligations and applicable laws and regulations, following the Closing, each Party shall afford to each other Party and to such Party’s authorized accountants, counsel and other designated representatives during normal business hours in a manner so as to not unreasonably interfere with the conduct of business (i) reasonable access and duplicating rights to all Information within the possession or control of such Party and (ii) reasonable access to the personnel of such Party. Requests may be made under this Section 9.1(a) for financial reporting and accounting matters, preparing and filing of any Tax Returns, prosecuting any claims for Tax refunds, defending any Tax claims or assessment, preparing securities law or securities exchange filings, prosecuting, defending or settling any litigation, Environmental Matter or insurance claim, performing obligations under this Agreement and the Ancillary Agreements, and all other proper business purposes.

(b) Preparation of Financial Statements. Without limitation of the provisions of Section 9.1(a), following the Closing, each of the Sellers shall afford to the Buyer reasonable access and duplicating rights to all Information relating to the Business within the possession of any of the Sellers that is reasonably requested by Buyer for the purpose of preparing the financial statements of the Buyer and its Affiliates. In connection with the preparation of such financial statements, each of the Sellers shall provide the Buyer (and its auditors) with full access to its financial management and any accountant’s work papers, and all financial books, accounts and records relating to the Business.

(c) Reimbursement. A Party making Information or personnel available to another Party under Section 9.1 shall be entitled to receive from such other Party, upon the presentation of invoices therefor, payments for such amounts relating to supplies, disbursements and other out-of-pocket expenses, as may reasonably be incurred in making such Information or personnel available; provided, however, that no such reimbursements shall be required for the salary or cost of fringe benefits or similar expenses pertaining to employees of the providing Party.

(d) Retention of Records. Except as may otherwise be required by law or agreed to in writing by the Parties, each Party shall use reasonable commercial efforts to preserve, until six years after the Closing Date, all Information in its possession or control pertaining to the Business prior to the Closing. Notwithstanding the foregoing, in lieu of retaining any specific Information, any Party may offer in writing to the other Party to deliver such Information to the other Party, and if such offer is not accepted within 90 days, the offered Information may be disposed of at any time.

(e) Confidentiality. Each Party shall hold, and shall use reasonable commercial efforts to cause their respective Affiliates, consultants and advisors to hold, in strict confidence all Information concerning the other furnished to it by the other Party or Parties or their representatives pursuant to this Section 9.1 (except to the extent that such Information (i) is or becomes generally available to the public other than as a result of any action or inaction by the receiving Party or Parties, (ii) was within the possession of the receiving Party or Parties prior to it being furnished to the receiving Party or Parties by or on behalf of the disclosing Party or Parties pursuant hereto, provided that the source of such information was not bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to any person or entity with respect to such information, or (iii) is or becomes available on a non-confidential basis to the receiving Party or Parties from a source other than the disclosing Party or Parties, provided that the source of such information was not bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to any person or entity with respect to such information) and each of the Sellers shall hold, and shall use reasonable commercial efforts to cause their respective Affiliates, consultants and advisors to hold, in strict confidence all Information concerning the Business; no Party shall release or disclose such Information to any other person, except its auditors, attorneys, financial advisors, bankers and other consultants and advisors, unless compelled to disclose such Information by judicial or administrative process or by other requirements of law or so as not to violate the rules of any stock exchange; provided, however, that in the case of disclosure compelled by judicial or administrative process, the receiving Party or Parties shall (to the extent permitted by applicable law) notify the disclosing Party or Parties promptly of the request and the documents requested thereby so that the disclosing Party or Parties may seek an appropriate protective order or other appropriate remedy. If, in the absence of a protective order or other remedy or the receipt of a waiver hereunder, a Party is, in the written opinion of its counsel, compelled to disclose any Information to any tribunal or other entity or else stand liable for contempt or suffer other censure or penalty, such Party may so disclose the Information without liability hereunder; provided, however, that, such Party gives written notice to the other Party or Parties of the information to be disclosed (including copies of the relevant portions of the relevant documents) as far in advance of its disclosure as is practicable, uses all reasonable efforts to limit any such disclosure to the precise terms of such requirement and cooperates with the disclosing Party or Parties to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded to such information by the tribunal or other entity.

(f) Confidentiality and Non-Competition Obligations. Each of the Sellers agrees that at the instruction of the Buyer it shall take all reasonable actions to enforce all obligations of confidentiality and/or non-competition owed to it by third parties that benefit the Business; provided, that the Buyer pays, upon the presentation of invoices therefor, the pre-approved out-of-pocket expenses, incurred by the Sellers in enforcing such obligations.

9.2 Covenant Not to Compete. During the Noncompetition Period, none of the Sellers shall (and shall cause each other Noncompetition Party not to), directly or indirectly engage in the Restricted Business or solicit or hire any Business Employee (except as set forth below). Notwithstanding the foregoing, no Noncompetition Party shall be prohibited from:

(a) acquiring or owning less than 1% (by voting power) of the outstanding capital stock of any publicly-traded company which is engaged in the Restricted Business;

(b) performing its obligations under this Agreement and the Ancillary Agreements; or

(c) making any advertisement for a position of employment to the public generally, provided that it does not hire any Business Employee to whom the Buyer has offered employment at any time before six months after such employee has ceased being employed by the Business or any Affiliate of the Buyer.

9.3 Use of Name for Transition Period.

(a) Following the Closing, except as otherwise provided herein, the Buyer shall have no rights to use any Retained Marks and will not hold itself out as having any affiliations with any of the Sellers.

(b) Notwithstanding the provisions of Section 9.3(a), for a period of six months after the Closing Date, the Buyer may:

(i) continue to use the Retained Marks for six months following the Closing Date on inventories existing on the Closing Date, provided that the products in such inventories are not modified or enhanced in any manner; and

(ii) disclose to its customers and potential customers that it is conducting the Business from and after the Closing Date as the buyer of the Business from the Sellers.

(c) The licenses to use the Retained Marks set forth in this Section 9.3 shall not prohibit any of the Sellers or any of their respective Affiliates from using the Retained Marks (or any similar name or logo) during the term of the respective license or thereafter in any manner not prohibited by Section 9.2.

9.4 Use of Retained Marks in Transferred Technology. The Parties will cooperate and use reasonable commercial efforts to provide to the Buyer for inclusion in its web site, as promptly as practicable following the Closing, all text, images and other content contained in all web sites relating exclusively or primarily to the Business maintained by any of the Sellers (or any of their respective Affiliates). Subject to the provisions of Section 9.3, prior to including any such text, images or other content in its web site, the Buyer shall remove all references to the Retained Marks from any such text, images or other content.

9.5 Certain Payments. Each of the Sellers agrees that it shall forward promptly to the Buyer any monies, checks or instruments received by it after the Closing with respect to the Acquired Assets. Upon the written request of Buyer, each of the Sellers hereby agrees to promptly endorse to Buyer any checks or instruments payable or endorsed to it or its order which are received by the Buyer and which relate to the Assigned Contracts.

9.6 Payment of Assumed Liabilities. In the event that any of the Sellers (or any of their respective Affiliates) inadvertently pays or discharges, after the Closing, any Assumed Liability not being contested in good faith by the Buyer, the Buyer shall reimburse such Party or its Affiliate for the amount so paid or discharged within 90 days of being presented with written evidence of such payment or discharge.

ARTICLE X

DEFINITIONS

For purposes of this Agreement, each of the following terms shall have the meaning set forth below.

“Acquired Assets” shall mean all assets, properties and rights listed on Schedule 10(a) and any accounts receivable of any of the Sellers that arise from the provision of maintenance and support services under Assigned Contracts (it being understood that such accounts receivable shall only include amounts for which customers have been invoiced but for which the Sellers have not yet received payment).

“Adjusted Purchase Price” shall mean the Purchase Price as adjusted pursuant to Section 1.4(b).

“Affiliate” shall have the meaning assigned to it in Rule 12b-2 of the Securities and Exchange Act of 1934.

“Agreed Amount” shall mean part, but not all, of the Claimed Amount.

“Agreement” shall have the meaning set forth in the preamble hereof.

“Ancillary Agreements” shall mean the agreements and instruments referred to in clauses (iii) through (vii) of Section 1.3(b).

“Assigned Contracts” shall mean the rights under all contracts or agreements to which any of the Sellers is a party that are listed on Schedule 10(a).

“Assumed Liabilities” shall mean (a) all liabilities and obligations under Assigned Contracts, other than liabilities that but for a breach, default or other nonperformance by any of the Sellers prior to Closing would have been paid, performed or discharged on or prior to Closing or to the extent such liabilities are the result of a breach by any of the Sellers prior to the Closing and (b) any Taxes relating to the Acquired Assets for any taxable period beginning after the Closing Date and, with respect to any taxable period beginning before the Closing Date and ending after the Closing Date, any taxes allocable to the portion of such period beginning the day after the Closing Date. Notwithstanding the foregoing, if any of the Sellers has already received payment for a given obligation under an Assigned Contract, such obligation only shall constitute an Assumed Liability if the amount of such received payment was fully taken into consideration in determining the Deferred Revenue Amount.

“Business” shall mean the business of developing, selling and supporting the “ClaimRight” data validation product.

“Business Day” shall mean any day other than (i) a Saturday or Sunday or (ii) a day on which banking institutions located in New York, New York are permitted or required by law, executive order or governmental decree to remain closed.

“Business Benefit Plans” shall mean any Employee Benefit Plan maintained, or contributed to, by any of the Sellers, or any ERISA Affiliate for the benefit of Business Employees (and their beneficiaries) that are material to the Business.

“Business Employees” shall mean the employees of each of the Sellers exclusively or primarily engaged in the Business.

“Business Intellectual Property” shall mean shall the Business Owned Intellectual Property and the Business Licensed Intellectual Property.

“Business Licensed Intellectual Property” shall mean all Intellectual Property that is licensed by any third party to any of the Sellers that is included among the Acquired Assets.

“Business Owned Intellectual Property” shall mean all Intellectual Property owned or purported to be owned in whole or in part by any of the Sellers and that is included among the Acquired Assets.

“Business Registrations” shall mean Intellectual Property Registrations included among the Acquired Assets.

“Business Source Code” shall mean the source code for any Software included in the Customer Offerings or other confidential information constituting, embodied in or pertaining to such Software.

“Buyer” shall have the meaning set forth in the first paragraph of this Agreement.

“Buyer Certificate” shall mean a certificate to the effect that each of the conditions specified in clauses (a) through (c) (insofar as clause (c) relates to an action, suit or proceeding involving, or a judgment, order, decree, stipulation or injunction against, the Buyer) of Section 5.2 is satisfied.

“CERCLA” shall mean the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

“Claimed Amount” shall mean the amount of any Damages claimed by an Indemnified Party.

“Claim Notice” shall mean a written notice which contains (i) a description and the Claimed Amount of any Damages incurred by the Indemnified Party, (ii) a statement that the Indemnified Party is entitled to indemnification under Article VI and a reasonable explanation of the basis therefor, and (iii) a demand for payment in the amount of such Damages.

“Closing” shall mean the closing of the transactions contemplated by this Agreement.

“Closing Date” shall mean January 31, 2008, or, if all of the conditions to the obligations of the Parties to consummate the transactions contemplated hereby (excluding the delivery of any documents to be delivered at the Closing by any of the Parties, it being understood that the occurrence of the Closing shall remain subject to the delivery of such documents) have not been satisfied in full or waived by such date, on such mutually agreeable later date as soon as practicable (but in no event more than three Business Days) after the first date on which the conditions to the obligations of the Parties to consummate the transactions contemplated hereby (excluding the delivery of any documents to be delivered at the Closing by any of the Parties, it being understood that the occurrence of the Closing shall remain subject to the delivery of such documents) have been satisfied or waived.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” shall mean the confidentiality letter agreement dated December 4, 2007 between the Buyer and GHX LLC.

“Customer Offerings” shall mean (a) the products (including Software and Documentation) that any of the Sellers, in connection with the Business, (i) currently develops, markets, distributes, makes available, sells or licenses to third parties, or (ii) has developed, marketed, distributed, made available, sold or licensed to third parties within the previous six years, or (iii) currently plans to develop, manufacture, market, distribute, make available, sell or license to third parties in the future and (b) the services that any of the Sellers in connection with the Business (i) currently provides or makes available to third parties, or (ii) has provided or made available to third parties within the previous six years, or (iii) currently plans to provide or make available to third parties in the future. A true and complete list of all Customer Offerings is set forth in Section 2.10(c) of the Disclosure Schedule.

“Damages” shall mean any and all liabilities, monetary damages, fines, fees, penalties, costs and expenses, including reasonable attorneys’ fees and expenses.

“Deferred Consent” shall mean a Third Party Consent required in order to assign or transfer a Deferred Item after the Closing Date.

“Deferred Item” shall mean any Assigned Contract or Permit that is not assigned or transferred to Buyer at Closing pursuant to Section 1.5 of this Agreement.

“Deferred Revenue Amount” shall mean the aggregate amount of the Sellers’ respective deferred revenue (as such term is defined under GAAP) as of the Closing Date relating to the Assigned Contracts, as well as billings relating to the Assigned Contracts that will become deferred revenue when paid to the Buyer or any of the Sellers.

“Designated Contracts” shall mean each contract and agreement listed in Section 2.11(a) of the Disclosure Schedule.

“Disclosure Schedule” shall mean the disclosure schedule provided by the Sellers to the Buyer on the date hereof.

“Documentation” shall mean printed, visual or electronic materials, reports, white papers, documentation, specifications, designs, flow charts, code listings, instructions, user manuals, frequently asked questions, release notes, recall notices, error logs, diagnostic reports, marketing materials, packaging, labeling, service manuals and other information describing the use, operation, installation, configuration, features, functionality, pricing, marketing or correction of a product, whether or not provided to end user.

“Employee Benefit Plan” shall mean (a) any “employee pension benefit plan” (as defined in Section 3(2) of ERISA) other than a Multiemployer Plan, (b) any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and (c) to the extent applicable to more than one employee, any other written or oral plan, agreement or arrangement involving compensation, including insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation, or fringe benefits, but excluding any Employee Benefit Plan required to be maintained or contributed to under foreign law.

“Environment” shall mean any surface water, ground water, drinking water supply, land surface or subsurface strata, or ambient air.

“Environmental Law” shall mean any foreign, federal, state, provincial, or municipal statute, rule or regulation as in effect on the Closing Date relating to the protection of the Environment or occupational health and safety, including, any statute or regulation pertaining to (a) the presence, manufacture, processing, use, treatment, storage, disposal, transportation, handling or generation of Materials of Environmental Concern; (b) air, water and noise pollution; (c) groundwater and soil contamination; or (d) the Release or threatened Release of Materials of Environmental Concern to the Environment.

“Environmental Matters” shall mean any legal obligation or liability arising under Environmental Law.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any entity which is a member of (a) a controlled group of corporations (as defined in Section 414(b) of the Code), (b) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (c) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes any of the Sellers.

“Excluded Liabilities” shall mean all liabilities of any of the Sellers other than the Assumed Liabilities, including:

(a) all liabilities and obligations relating exclusively or primarily to the Excluded Assets;

(b) all Taxes for which any of the Sellers is liable, except to the extent included as an Assumed Liability;

(c) all liabilities and obligations of any of the Sellers under the agreements listed on Schedule 1.1(e);

(d) all liabilities and obligations of any of the Sellers under this Agreement and the Ancillary Agreements;

(e) all liabilities and obligations of any of the Sellers for costs and expenses incurred in connection with this Agreement or the consummation of the transactions contemplated by this Agreement (including any fees for financial advisors engaged by or on behalf of the Seller);

(f) all trade payables of the Business arising in the ordinary course of business; and

(g) all liabilities relating to or arising under any Employee Benefit Plan maintained or contributed to by any of the Sellers or any ERISA Affiliate for the benefit of the Business Employees (and the beneficiaries).

“Exploit” shall mean develop, design, test, modify, make, use, sell, have made, used and sold, import, reproduce, market, distribute, commercialize, support, maintain, correct and create derivative works of.

“First Year Business Revenue” shall mean revenue recognized by the Buyer during the first 365 days following the Closing, as determined in accordance with GAAP, (a) from licenses, professional services, maintenance and support relating to the “ClaimRight” product, (b) from licenses and professional services relating to the Buyer’s “Validata” product, if and to the extent sold to any of the parties named on Exhibit G-1 and (c) from professional services relating to the Buyer’s “Validata” product, if and to the extent sold to any of the parties named on Exhibit G-2.

“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Entity” shall mean any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or agency.

“Governmental Filings” shall mean all registrations, filings and notices with or to Governmental Entities.

“Holdback” shall mean $600,000.

“Indemnified Party” shall mean, in a given case, a Party entitled to indemnification under Article VI of this Agreement.

“Indemnifying Party” shall mean, in a given case, a Party from whom indemnification is sought by the Indemnified Party.

“Information” shall mean all non-privileged records, books, contracts, instruments, documents, correspondence, computer data and other data and information relating to the Business.

“Intellectual Property” shall mean the following subsisting throughout the world:

(h) Patent Rights;

(i) Trademarks and all goodwill in the Trademarks;

(j) copyrights, designs, data and database rights and registrations and applications for registration thereof, including moral rights of authors;

(k) mask works and registrations and applications for registration thereof and any other rights in semiconductor topologies under the laws of any jurisdiction;

(l) inventions, invention disclosures, statutory invention registrations, trade secrets and confidential business information, know-how, manufacturing and product processes and techniques, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, whether patentable or nonpatentable, whether copyrightable or noncopyrightable and whether or not reduced to practice; and

(m) other proprietary rights relating to any of the foregoing (including remedies against infringement thereof and rights of protection of interest therein under the laws of all jurisdictions).

“Intellectual Property Registrations” means Patent Rights, registered Trademarks, registered copyrights and designs, mask work registrations and applications for each of the foregoing.

“Internal Systems” shall mean, in connection with the Business, the Software and Documentation and the computer, communications and network systems (both desktop and enterprise-wide) used by any of the Sellers in its business or operations or to develop, assemble, provide, distribute, support, maintain or test the Customer Offerings, whether located on the premises of any of the Sellers or hosted at a third party site that are among the Acquired Assets and listed in Section 2.10(c) of the Disclosure Schedule.

“Leased Real Property” shall mean all material real property leased or subleased to any of the Sellers pursuant to leases and subleases included in the Acquired Assets.

“Legal Permits” shall mean all licenses, permits or franchises issued by any Governmental Entity to any of the Sellers relating to the operations of the Business.

“Materials of Environmental Concern” shall mean any hazardous substance, pollutant or contaminant, as those terms are defined under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, solid waste and hazardous waste, as those terms are defined in the Federal Resource Conservation and Recovery Act (as in effect on the date of this Agreement) and oil, petroleum and petroleum products.

“Multiemployer Plan” shall mean a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA).

“Noncompetition Party” shall mean each of the Sellers and each of their respective Subsidiaries while (but only while) such entity is a Subsidiary of such Seller.

“Noncompetition Period” shall mean the period commencing on the Closing Date and continuing until the fifth anniversary of the Closing Date.

“Open Source Materials” means all Software, Documentation or other material that is distributed as “free software”, “open source software” or under a similar licensing or distribution model, including, but not limited to, the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), or any other license described by the Open Source Initiative as set forth on www.opensource.org.

“Owned Real Property” shall mean all owned real property that is included among the Acquired Assets.

“Parties” shall mean the Sellers and the Buyer.

“Patent Rights” shall mean all patents, patent applications, utility models, design registrations and certificates of invention and other governmental grants for the protection of inventions or industrial designs (including all related continuations, continuations-in-part, divisionals, reissues and reexaminations).

“Permits” shall mean all permits, licenses, franchises or authorizations from any Governmental Authority relating to the Business, the absence of which would reasonably be expected to be material to the Business.

“Purchase Price” shall mean U.S. $2,200,000.

“Reference Date” shall mean January 1, 2007.

“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the Environment (including the abandonment or discarding of barrels, containers, and other closed receptacles containing any Materials of Environmental Concern).

“Restricted Business” shall mean prescription-level data validation and claim adjudication for pharmaceutical and biologics manufacturers in connection with pharmacy benefit manager, Medicare Part D, Medicaid rebate, and analogous state and local program claims. For the avoidance of doubt, “Restricted Business” shall not be limited by the sources of the of the data submitted to such manufacturers relating to such claims, whether from managed care organizations, insurers or otherwise.

“Retained Marks” shall mean all Trademarks owned by or licensed to any of the Sellers that are not expressly included within the Acquired Assets.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Security Interest” shall mean any mortgage, pledge, security interest, encumbrance, charge or other lien (whether arising by contract or by operation of law), other than (a) mechanic’s, materialmen’s, landlord’s and similar liens, (b) liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (c) liens for Taxes not yet due and payable and (d) liens arising solely by action of the Buyer.

“Sellers” shall have the meaning set forth in the first paragraph of this Agreement.

“Seller Certificate” shall mean a certificate to the effect that each of the conditions specified in clauses (a) through (c) (insofar as clause (c) relates to an action, suit or proceeding involving, or a judgment, order, decree, stipulation or injunction against, the certifier) of Section 5.1 is satisfied.

“Software” shall mean computer software code, applications, utilities, development tools, diagnostics, databases and embedded systems, whether in source code, interpreted code or object code form.

“Subsidiary” shall mean any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which any of the Sellers (or another Subsidiary) holds stock or other ownership interests representing more than 50% of the voting power of all outstanding stock or ownership interests of such entity.

“Tax Audit” shall mean any audit or examination of Taxes by any Taxing Authority.

“Taxes” shall mean all taxes, including income, gross receipts, ad valorem, value-added, excise, real property, personal property, sales, use, transfer, withholding, employment, social security charges and franchise taxes imposed by the United States of America or any state, local or foreign government, or any agency thereof, or other political subdivision of the United States or any such government, and any interest, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof.

“Taxing Authority” shall mean any applicable governmental authority responsible for the imposition of Taxes.

“Tax Returns” shall mean all reports, returns, declarations, statements, forms or other information required to be supplied to a Taxing Authority in connection with Taxes.

“Third Party Consents” shall mean all waivers, permits, consents, approvals or other authorizations from Governmental Entities and other third parties.

“Trademarks” shall mean all registered trademarks and service marks, logos, Internet domain names, corporate names and doing business designations and all registrations and applications for registration of the foregoing, common law trademarks and service marks and trade dress.

ARTICLE XI

MISCELLANEOUS

11.1 Press Releases and Announcements. Immediately after the execution and delivery of this Agreement, the Parties will issue a joint press release announcing the execution and delivery of this Agreement. No Party shall issue (and each Party shall cause its Affiliates not to issue) any other press release or public disclosure relating to the subject matter of this Agreement without the prior written approval of the other Party; provided, however, that any Party may make any public disclosure it believes in good faith is required by law, regulation or stock exchange rule (in which case the disclosing Party or Parties shall advise the other Party or Parties and the other Party or Parties shall, if practicable, have the right to review such press release or announcement prior to its publication).

11.2 No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns and, to the extent specified herein, their respective Affiliates.

11.3 Action to be Taken by Affiliates. The Parties shall cause their respective Affiliates to comply with all of the obligations specified in this Agreement to be performed by such Affiliates.

11.4 Entire Agreement. This Agreement (including the documents referred to herein) and the Confidentiality Agreement constitute the entire agreement among the Parties. This Agreement supersedes any prior agreements or understandings among the Parties or any of them. The Confidentiality Agreement, insofar as it covers information relating exclusively or primarily to the Business, shall terminate effective as of the Closing, but shall remain in effect insofar as it covers other information disclosed thereunder.

11.5 Succession and Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the Sellers (in the case of an assignment by the Buyer) or the Buyer (in the case of an assignment by any of the Sellers), which written approval shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, this Agreement, and all rights, interests and obligations hereunder, may be assigned, without such consent, to any entity that acquires all or substantially all of a Party’s business or assets. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

11.6 Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly delivered four business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one business day after it is sent for next business day delivery via a reputable nationwide overnight courier service, in each case to the intended recipient as set forth below:

(a)	If to the Buyer:

I-many Validation Corporation
c/o I-many, Inc.
511 Congress Street
Portland, Maine 04101
Attention: Robert G. Schwartz, Jr., Vice President and General Counsel
Fax: (207) 828-0492

with a copy (which shall not constitute notice) to:

Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
Attention: Jeffrey A. Stein
Facsimile: (617) 526-5000

(b)	If to any of the Sellers:

Global Healthcare Exchange, LLC
1315 West Century Drive
Louisville, Colorado 80027
Attention: General Counsel
Facsimile: (720) 887-7090

with a copy (which shall not constitute notice) to:

Sidley Austin LLP
One South Dearborn
Chicago, Illinois 60603
Attention: Jeffrey S. Rothstein
Facsimile: (312) 853-7036

Any Party may give any notice, request, demand, claim, or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

11.7 Appointment of GHX LLC as Attorney-in-fact of GHX Inc., etc. GHX Inc. hereby makes, constitutes and appoints GHX LLC as its true and lawful attorney-in-fact with full power and authority (a) to do and perform any and all acts for and on behalf of GHX Inc. relating to or arising out of the rights or obligations of GHX Inc. pursuant to this Agreement, (b) to do and perform any other action of any type whatsoever in connection with the foregoing which, in the opinion of GHX LLC, may be of benefit to, in the best interest of, or legally required by, GHX Inc. and (c) to receive all payments, certificates, documents, notices and other deliveries that might otherwise be made to GHX Inc. hereunder. It is understood that the documents executed by GHX LLC on behalf of the GHX Inc. pursuant hereto shall be in such form and shall contain such terms and conditions as GHX LLC may approve in its discretion. GHX Inc. hereby instructs the Buyer to (a) direct to GHX LLC all payments, certificates, documents and other deliveries that it might otherwise deliver to GHX Inc. hereunder and (b) look to, and rely upon, GHX LLC, as attorney to GHX Inc., with respect to all decisions and determinations that otherwise might be made by GHX Inc. with respect to this Agreement.

11.8 Amendments and Waivers. The Parties may mutually amend or waive any provision of this Agreement at any time. No amendment or waiver of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the Parties. No waiver by a Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

11.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the body making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.

11.10 Expenses. Except as otherwise specifically provided to the contrary in this Agreement, each of the Parties shall bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

11.11 Specific Performance. Each Party acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each Party agrees that the other Party or Parties may be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter.

11.12 Governing Law. This Agreement and any disputes hereunder shall be governed by and construed in accordance with the laws of the State of New York.

11.13 Submission to Jurisdiction. Each Party (a) submits to the exclusive jurisdiction of any state or federal court sitting in the county and State of New York in any action or proceeding arising out of or relating to this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined only in any such court, (c) waives any claim of inconvenient forum or other challenge to venue in such court, and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each Party agrees to accept service of any summons, complaint or other initial pleading made in the manner provided for the giving of notices in Section 11.6. Nothing in this Section 11.13 however, shall affect the right of any Party to serve such summons, complaint or initial pleading in any other manner permitted by law.

11.14 Construction.

(a) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(b) Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

(c) The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

(d) Any reference herein to an Article, section or clause shall be deemed to refer to an Article, section or clause of this Agreement, unless the context clearly indicates otherwise.

(e) All references to “$”, “Dollars” or “US$” refer to currency of the United States of America.

(f) The words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation.”

11.15 Foreign Exchange Conversions. If any amount to be paid, transferred, allocated, indemnified, reimbursed or calculated pursuant to, or in accordance with, the terms of this Agreement or any Exhibit or Schedule (including the Disclosure Schedule) referred to herein (including the calculation, payment or reimbursement of Damages under Article VI) is originally stated or expressed in a currency other than United States Dollars, then, for the purpose of determining the amount to be so paid, transferred, allocated, indemnified, reimbursed or calculated, such amount shall be converted into United States Dollars at the exchange rate between those two currencies most recently quoted in The Wall Street Journal in New York as of the Business Day immediately prior to (or, if no such quote exists on such Business Day, on the closest Business Day prior to) the day on which the Party required to make such payment, transfer, indemnification, reimbursement or calculation first becomes obligated to do so hereunder (or, in the case of Article VI, would have first become obligated to do so but for the operation of Section 6.5(a)); provided, however, that nothing in this Section 11.15 shall be deemed to require any Party to make any foreign currency conversion or other similar calculation that violates or conflicts with, or otherwise causes a Party to violate, applicable law or GAAP.

11.16 Waiver of Jury Trial. To the extent permitted by applicable law, each Party hereby irrevocably waives all rights to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the transactions contemplated hereby or the actions of any Party in the negotiation, administration, performance and enforcement of this Agreement.

11.17 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

11.18 Counterparts and Facsimile Signature. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement may be executed by facsimile signature.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the Parties have executed this Asset Purchase Agreement as of the date first above written.

I-MANY VALIDATION CORPORATION

By:	/s/ John A. Rade

Name:	John A. Rade

Title:	President

GLOBAL HEALTHCARE EXCHANGE, LLC

By:	/s/ Bruce Johnson

Name:	Bruce Johnson

Title:	President & CEO

GLOBAL HEALTHCARE EXCHANGE, INC.

By:	/s/ Bruce Johnson

Name:	Bruce Johnson

Title:	President & CEO

GUARANTEE OF I-MANY, INC.

I-many, Inc., a Delaware corporation (the “Guarantor”), hereby irrevocably and unconditionally guarantees to Global Healthcare Exchange, LLC (“GHX LLC”) and Global Healthcare Exchange Inc. (“GHX Inc.” and together with GHX LLC, the “Sellers”) the full and timely payment and performance by I-many Validation Corporation of its obligations (the “Obligations”) when due under the foregoing Asset Purchase Agreement (the “Agreement”), and agrees to take all actions which I-many Validation Corporation is obligated under the such agreement to cause the Guarantor to take; Sections 11.2, 11.5, 11.12, 11.13, 11.16 and 11.18 of the such agreement shall apply to this Guarantee, mutatis mutandis, as if they had been fully set forth herein.

The liability of the Guarantor under this Guarantee shall be unconditional irrespective of (i) the lack of enforceability of any Obligation, (ii) any change in the time, manner or place of payment or performance, or any other term, of any Obligation, (iii) any law, regulation or order of any jurisdiction affecting any term of any Obligation, and (iv) any other circumstance which might otherwise constitute a defense available to, or discharge of, either I-many Validation Corporation or the Guarantor. The Guarantor hereby waives promptness, diligence and notices with respect to all Obligations and any requirement that the Sellers exhaust any right to take any action against I-many Validation Corporation.

Executed as of the 5th day of January, 2008.

I-MANY, INC.

By:	/s/ John A. Rade

Name:	John A. Rade

Title:	President